OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-5332
CUSIP NUMBER 692830508

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

P&F Industries, Inc.
Full Name of Registrant

Former Name if Applicable

445 Broadhollow Road, Suite 100
Address of Principal Executive Office (Street and Number)

Melville, New York 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

P&F Industries, Inc. (the “Registrant”) has determined that it was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) by March 31, 2010 without unreasonable effort and expense because it has not yet completed the preparation of its consolidated financial statements for the fiscal year ended December 31, 2009 and related disclosures, as discussed more fully below.

The Registrant together with certain of its subsidiaries (collectively, the “Co-Borrowers”) are parties to a secured credit agreement (the “Credit Agreement”) with Citibank, N.A. and HSBC USA Bank, National Association, as lenders, and Citibank, N.A. as administrative agent.  The revolving portion of the credit facility pursuant to the Credit Agreement expired in accordance with its terms on March 30, 2010.  While the Registrant continues to attempt to extend the maturity date of the revolving loan commitment under the Credit Agreement and reestablish the ability of the Co-Borrowers to seek further advances thereunder, it has been unable to do so thus far, and no assurance can be given that it will be successful in the future. The Registrant also continues to explore obtaining alternative or supplemental sources of financing; however, there can be no assurance that the Registrant will be successful obtaining any other source of financing or that any such financing will be on terms favorable to the Registrant.

Unless the Registrant enters into an amendment or extension to the Credit Agreement prior to the filing of the 2009 Form 10-K that provides terms that adequately supports the Registrant’s ability to continue as a going concern, the Registrant anticipates that the report of its independent registered public accounting firm on the Registrant’s consolidated financial statements for the fiscal year ended December 31, 2009 would contain an explanatory paragraph indicating substantial doubt about the Registrant’s ability to continue as a going concern.  Further, if the Registrant is unable to enter into such an amendment or extension to the Credit Agreement or otherwise obtain satisfactory alternative or supplemental financing, the Registrant anticipates that it may be required to take certain actions, including but not limited to restructuring or reorganizing in other ways.

Because of the Registrant’s time devoted to negotiating, evaluating and attempting to implement the strategic and financing plans of actions set forth above and certain other alternatives plans of actions, and the uncertainty and range of potential outcomes, the Registrant was unable to complete the financial statements and other disclosures required to be included in its 2009 Form 10-K within the prescribed time period without unreasonable effort and expense.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph A. Molino, Jr.	(631)	694-9800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report revenue of approximately $72.6 million for the year ended December 31, 2009, compared to approximately $87.7 million for the same period in 2008. This reduction is primarily attributable to the sluggish economy which affected all of the Registrant’s businesses, and the loss of a large customer in mid-2008, the full effect of which was experienced in 2009, and was partially offset by increased revenue in the Registrant’s stair part business as a result of the acquisition of a complementary business in mid-2009.  The Registrant also anticipates that it will report a loss of $9.3 million for the year ended December 31, 2009, compared to a loss of $4.3 million for the year ended December 31, 2008. As set forth in the table below, this decrease is primarily the as a result of (i) a net decrease in net revenue in 2009; (ii) a lower gross margin percentage in 2009 and (iii) an effective tax rate expense in 2009 as opposed to an effective tax rate benefit in 2008, which were partially offset by a gain resulting from the adjustment to the fair value of contingent consideration and a reduction of impairment charges in 2009.

	Years Ended December 31,
	2009	2008
	(unaudited)	(audited)
Net Revenue	$72,585,000	$87,656,000
Gross Profit	18,114,000	26,915,000
Selling, general and administrative Expenses	(22,076,000)	(24,114,000)
Impairment of Assets	(5,549,000)	(7,477,000)
Operating loss	(9,511,000)	(4,676,000)
Interest, net	(1,918,000)	(1,769,000)
Change in fair value of contingent consideration	4,118,000	—
Loss before income tax effect	(7,311,000)	(6,445,000)
Income tax (expense) benefit	(1,970,000)	2,147,000
Net loss	$(9,281,000)	$(4,298,000)

The Registrant expect to more fully explain each of these factors in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009.

This Form 12b-25 includes forwarding-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Registrant and the financial results it expects to report that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward-looking statements are based on the Registrant’s current expectations and beliefs, which are subject to change, and involve certain risks and uncertainties including, in particular, whether the Registrant’s final unaudited financial results for the year ended December 31, 2009 will comport with the preliminary information summarized herein.  These risks and uncertainties may cause actual results to differ materially from those contained in the forward-looking statements.

P&F Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ Joseph A. Molino, Jr.
Joseph A. Molino, Jr.
Executive Vice President, Chief Operating Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).